JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

02060682

02 DEC 18 AM 11:18

12 December 2002

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Announcement re SABMiller & Tsogo Investments - **Dated 12 December 2002**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

12/20

NEWS RELEASE

Ref: 16/02

SABMILLER PLC AND TSOGO INVESTMENTS AGREE LANDMARK EMPOWERMENT TRANSACTION

London and Johannesburg, 12 December 2002. SABMiller plc, (SABMiller), a leading force in global brewing, and its gaming joint venture partner, Tsogo Investment Holding Company (Proprietary) Limited (Tsogo Investments), today announced the most important empowerment deal yet in the South African hospitality sector.

The agreement will result in the transfer of both companies' interests within the hotel and gaming sectors into a new company, to be named Tsogo Sun Holdings (Proprietary) Limited (TSH), which is to be controlled by Tsogo Investments. Today's announcement, which follows SABMiller's review of its options for its non-core hotel and gaming interests, will be beneficial to its shareholders. The transaction is subject to certain conditions, including obtaining Gaming Board and other regulatory approvals, and the finalisation of funding arrangements. It is expected to complete in the first quarter of 2003 and will be earnings neutral for SABMiller in the first full financial year following completion.

Commenting on the transaction, Graham Mackay, Chief Executive of SABMiller said: "This represents an important empowerment transaction for South Africa and a further step in our strategy of focusing SABMiller as an international beer and beverage group.

"We are delighted with the development of our partnership with Tsogo Investments and are pleased to see it enter a new phase with this transaction.

"Over the medium term, SABMiller intends to continue to reduce its investment in hotels and gaming, in keeping with its strategy to divest of non-core interests."

Ashley Mabogoane, Chairman of Tsogo Investments said, "The formation of TSH represents a major step for Black Economic Empowerment (BEE) and will substantially contribute to the transformation of the hotel and gaming industries within the context of the government's national BEE agenda."

Commenting on today's announcement, Valli Moosa, the South African Minister for Environmental Affairs and Tourism, said: "This represents a landmark BEE transaction for SABMiller, Tsogo Investments and South Africa. It is also a milestone for BEE in the tourism industry, representing the largest BEE transaction to be concluded in this increasingly important sector of the South African economy."

The transaction

In terms of the transaction, SABMiller will contribute its entire hotel and gaming interests, including 100% of Southern Sun's hotel interests and 50% of Tsogo Sun's gaming interests, to the new company, TSH, in exchange for ordinary shares representing 49% of TSH and R400 million (US$44 million) of TSH redeemable preference shares. SABMiller will be afforded appropriate minority protections.

Simultaneously, Tsogo Investments will contribute its entire gaming interests, including 50% of Tsogo Sun to TSH in exchange for ordinary shares representing 51% of TSH. The book value of assets transferred by SABMiller to TSH is approximately R734 million (US$82 million). This is post a cash distribution of R750 million (US$83 million) payable to the SABMiller group. TSH will be accounted for as an associate of SABMiller plc.

It is envisaged that the hotel and gaming operations will trade as two independent subsidiaries of TSH and that these will be run by the existing management teams, with Jabu Mabuza, Chief Executive of Tsogo Sun Casinos and Helder Pereira, Chief Executive of Southern Sun Hotels, reporting to Ron Stringfellow, the TSH Group Chief Executive. Ashley Mabogoane will be Chairman of TSH.

ENDS

Note to editors

1. SABMiller is the world's second largest brewer by volume with pro forma 2001/02 lager volumes in excess of 120 million hectolitres and is also the world's leading brewer in developing markets. It has 112 brewing operations, over 69,000 people, in 25 countries across Africa, Central and Eastern Europe, North and Central America and Asia. It has a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller is one of the largest bottlers of Coca-Cola products in the world. SABMiller is listed on the London and Johannesburg stock exchanges and has a market capitalisation of US$6.7 billion (approximately R60 billion).

2. SABMiller's hotel and gaming interests comprised 100% of Southern Sun Hotels and a 50% stake in Tsogo Sun Holdings. In the financial year 2001/02 these generated a turnover of US$164 million, representing 3.8% of SABMiller's turnover.

3. Southern Sun Hotels is the pre-eminent hotel group in Africa, owning and managing a portfolio of over 80 hotel properties comprising over 13,000 rooms. The Southern Sun portfolio comprises Southern Sun Hotels, Southern Sun Resorts, Inter-Continental, Crown Plaza, Cullinan Hotels, Holiday Inn, Holiday Inn Garden Court, Express by Holiday Inn, Formule 1 and Formule Inn.

4. Currently SABMiller, via Southern Sun, and Tsogo Investments jointly own and control Tsogo Sun Holdings, a focused gaming company, which holds five key gaming licences at Montecasino (Fourways), Emnotweni (Nelspruit), Emonti (East London), Champions (Witbank) and most recently, Suncoast (Durban).

5. Tsogo Investments is a broad-based empowerment company whose major shareholders represent black business interests, labour movement and women's groups, including FABCOS Investment Holding Company Limited, NAFCOC Investment Holding Company Limited, The South African Clothing and Textile Worker's Union (SACTWU), African Renaissance Holdings, NACTU Investment Holding Company Limited and a women's group led by Nozala Investments.

For further information please contact:

London		
SABMiller plc		Tel: +44 20 7659 0100
Nick Chaloner	Director of Communications	Tel: +44 20 7659 0119 Mob: +44 7880 502 755
Anna Miller Salzman	Head of Investor Relations	Tel: +44 20 7659 0106 Mob: +44 7973 837 070
Ciaran Baker	Head of Corporate Communications	Tel: +44 20 7659 0120 Mob: +44 7979 954 493

This announcement is available on the SABMiller website, www.sabmiller.com

This announcement has been issued by SABMiller and is the sole responsibility of SABMiller.

JPMorgan is acting as financial adviser to SABMiller and African Merchant Bank is acting as financial adviser to Tsogo Investments. Werksmans is acting as legal adviser to SABMiller and Webber Wentzel Bowens is acting as legal adviser to Tsogo Investments.

JPMorgan and Werksmans are acting for SABMiller in connection with the proposed transaction and no one else and will not be responsible to anyone other than SABMiller for providing the protections afforded to their clients nor for providing any advice in relation to the transaction.

African Merchant Bank and Webber Wentzel Bowens are acting for Tsogo Investments in connection with the proposed transaction and no one else and will not be responsible to anyone other than Tsogo Investments for providing the protections afforded to their clients nor for providing any advice in relation to the transaction.